Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

November 26, 2007

Item 3.	News Release

A news release relating to the material change described in this report was issued on November 26, 2007.

Item 4.	Summary of Material Change

On November 26, 2007, NovaGold announced that NovaGold and Teck Cominco Limited (“Teck Cominco”) have reached the decision to suspend construction activities at the Galore Creek copper-gold-silver. A recent review and completion of the first season of construction indicate substantially higher capital costs and a longer construction schedule for the project. This, combined with reduced operating margins as a result of the stronger Canadian dollar, would make the project, as now conceived and permitted, uneconomic at current consensus long-term metal prices.

Item 5.	Full Description of Material Change

NovaGold and Teck Cominco will suspend construction activities at the Galore Creek copper-gold-silver project in northwestern British Columbia. A recent review and completion of the first season of construction indicate substantially higher capital costs and a longer construction schedule for the project. This, combined with reduced operating margins as a result of the stronger Canadian dollar, would make the project, as now conceived and permitted, uneconomic at current consensus long-term metal prices. NovaGold and Teck Cominco continue to view the property as a substantial resource and will initiate a comprehensive review to evaluate alternative development strategies. The Galore Creek partnership will conduct an orderly suspension of construction activities and will work with employees, the Tahltan Nation, local communities and other stakeholders to minimize the impacts of this decision.

In April 2007, NovaGold retained AMEC Americas Limited (“AMEC”), an independent engineering firm, to review the October 2006 Galore Creek Feasibility Study and commence project engineering. The review covered the entire project with a focus on construction of the mine facilities and tailings and water management structures.

By mid-October 2007, AMEC’s preliminary work indicated it expected capital costs would be significantly higher than originally estimated. As a result, NovaGold and Teck Cominco commenced a project strategy review, involving seven engineering teams, to assess the AMEC work. Estimated costs have continued to increase during this review, and NovaGold and Teck Cominco now have sufficient information to indicate that the capital cost of the project could approach as much as $5 billion. The engineering review is ongoing.

Although there have been changes in scope from the original feasibility study, the largest portion of the capital cost increase is related to the complex sequencing of activities necessary to build the tailings dam and water management structures, and the resulting extension of the construction schedule by 18 to 24 months. The project has also been affected by the rapidly escalating capital costs affecting major construction projects world-wide.

In light of these developments, NovaGold and Teck Cominco have agreed to suspend construction and amend the terms of Teck Cominco’s earn-in obligations in connection with the project. Under the amended arrangements, Teck Cominco will invest an additional $72 million in the partnership to be used over the next five years principally to reassess the project and evaluate alternative development strategies. In addition, Teck Cominco’s sole funding of other project costs incurred after August 1, 2007 will now total $263 million. NovaGold and Teck Cominco will share the next $100 million of project costs 33% and 67% respectively, and will share costs proportionately thereafter.

There are over 400 contractors and employees currently working on the Galore Creek project. In order to suspend activities, the partnership will review its personnel and supplier requirements over the weeks ahead. During this period and into 2008, the partnership will work with the Tahltan Nation and government regulators to develop a strategy to put the project on care and maintenance.

The Galore Creek project is owned by a 50/50 partnership between NovaGold and Teck Cominco with all aspects of the project overseen by Galore Creek Mining Corporation, a jointly controlled operating company.

Long-term demand for copper and gold is expected to remain strong and the Galore Creek property contains one of the world’s largest undeveloped copper and gold resources. British Columbia is a good place to invest and both companies remain committed to working in the province. NovaGold and Teck Cominco will continue to evaluate the project with the goal of identifying a viable development strategy that brings value to shareholders, the Tahltan Nation and local communities.

NovaGold and Teck Cominco expect there will be write downs on this project and are working to determine the amount and timing.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

December 4, 2007